__________________________________________________________________
___________________________________________________________________



                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K


          Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

(Mark One)

(X)  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (No fee required, effective October 7,
     1996)


                For Year Ended:  January 31, 1998

(  ) Transition Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (No fee required) For the transition period from ___________________ to __________________


                Commission File Number: 333-25213

A. Full title of plan and the address of the plan, if different from that of the issuer named below:


             Proffitt's, Inc. 401(k) Retirement Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Saks Incorporated
            750 Lakeshore Drive, Birmingham, AL  35211

_________________________________________________________________
__________________________________________________________________

                            SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Proffitt's, Inc. 401(k)
                                   Retirement Plan
                                   ______________________________
                                             (Name of Plan)



Dated:  June 29, 1999              By:  /s/ Douglas E. Coltharp
                                        _________________________
                                        Douglas E. Coltharp
                                        Executive Vice President
                                        and Chief Financial
                                        Officer



                          EXHIBIT INDEX

Exhibit Number     Description of Document                Page
    23             Consent of Independent Accountants



             Proffitt's, Inc. 401(k) retirement plan
         financial statements and supplemental schedules
                    December 31, 1998 and 1997



Proffitt's, Inc. 401(k) Retirement Plan
Table of Contents                                           Pages

Report of Independent Accountants                               1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
    as of December 31, 1998 and 1997                            2

  Statement of Changes in Net Assets Available for
    Plan Benefits for the year ended December 31, 1998          3

  Notes to Financial Statements                              4-11

Supplemental Schedules:
*Item 27a - Schedule of Assets Held for Investment Purposes
  as of December 31, 1998                                      12

*Item 27d - Schedule of Reportable Transactions for the year
  ended December 31, 1998                                   13-15

*Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December
   31, 1998


Report of Independent Accountants

To the Administrator
Proffitt's, Inc. 401(k) Retirement Plan

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for plan benefits of the Proffitt's, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1998, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules, as listed on the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1998, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 25, 1999


Proffitt's, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997

                                                    1998           1997
                                                   --------      --------
               ASSETS

Investments, at fair value                       $181,492,127   $83,957,255
Employee contribution receivable                      830,642       443,912
Employer contribution receivable                    2,328,941     1,707,840
Investment income receivable                                        701,660
                                                  -----------   -----------
        Total assets                              184,651,710    86,810,667

             LIABILITIES

Accrued administrative fees                           135,325         4,929
                                                  -----------   -----------
        Net assets available for plan
          benefits                               $184,516,385   $86,805,738
                                                  ===========   ===========
The accompanying notes are an integral part of these financial statements.


Proffitt's, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1998

Increase in net assets available for plan benefits:
  Interest and dividend income                                 $5,185,777
  Net depreciation in fair value of investments                (8,204,570)
  Contributions:
    Employer                                                    2,230,867
    Employee                                                   13,083,753
    Rollover                                                      352,600
  Transfers from merged plans                                 114,778,333
                                                              ------------
        Total increases                                       127,426,760
                                                              ------------
Decrease in net assets available for plan benefits:
  Benefit payments                                             29,006,779
  Administrative fees                                             709,334
                                                              ------------
        Total decreases                                        29,716,113
                                                              ------------
        Net increase                                           97,710,647

Net assets available for plan benefits, beginning
  of year                                                      86,805,738
                                                              ------------
Net assets available for plan benefits, end of year          $184,516,385
                                                              ============

The accompanying notes are an integral part of these financial statements.


Proffitt's, Inc. 401(k) Retirement Plan
Notes to Financial Statements

1.   Description of the Plan

     Proffitt's, Inc. (Proffitt's) adopted the Proffitt's, Inc. 401(k) Retirement Plan (the Plan) in order to provide retirement benefits for its eligible employees. In connection with the Proffitt's, Inc. September 17, 1998 merger with Saks Holdings, Inc., Proffitt's changed its corporate name to Saks Incorporated (Saks or the Employer). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering all eligible employees of Saks and certain subsidiaries who are a minimum 21 years of age, are regularly scheduled to work at least 30 hours a week, and have completed at least one year of employment. Leased employees and individuals who are represented by collective bargaining groups are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     During 1998, the Board of Directors of Saks amended the Plan in order to provide for the merger of the G. R. Herberger's Inc. 401(k) Employee Stock Purchase Plan and Employee Stock Ownership Plan (the Herberger's Plan), the Carson Pirie Scott & Company Savings Plan, and the Brody Brothers Dry Goods Company, Inc. 401(k) Profit Sharing Plan (the Brody's
     Plan) into the Plan and to change the trustee of the Plan from Trustmark National Bank to AmSouth Bank. The Board of Directors also authorized the transfer of certain participant accounts and assets from the Mercantile Stores Savings, Profit Sharing and Supplemental Retirement Plan (the Mercantile Plan) and the C.J. Gayfer Company, Inc. Savings and Profit Sharing Plan (the Gayfer Plan) to the Plan as direct plan-to-plan transfers, with such transfers to occur as soon as administratively feasible after the closing dates of the respective store acquisitions. The statement of changes in net assets available for plan benefits for the year ended December 31, 1998 includes all activity of the Herberger's Plan and the Brody's Plan subsequent to the respective transfer dates. As of December 31, 1998, the Carson Pirie Scott & Company Savings Plan and certain participant accounts and assets of the Mercantile and Gayfer's plans had not yet merged into the Plan.

     Contributions - The Employer contributes to the Plan a discretionary amount of cash or employer stock as approved by the Employer's Board of Directors. The Employer's contributions are not mandatory and are not based on the operations or net profits of the Employer. Employer contributions may be 0% or any positive percentage multiplied by matchable salary deferrals, as defined in the Plan. Employer contributions may not exceed 5% of the compensation of each participant making salary deferral contributions. Participants voluntarily contribute to the Plan up to 20% of the total compensation paid by the Employer to such participants subject to certain limitations set annually by the Internal Revenue Service.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Employer's discretionary contribution, and an allocation of the Plan's earnings or losses. Allocations are based on account balances as defined by the plan document.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer's discretionary contribution portion plus actual earnings thereon is based on years of credited service as follows:

                          Years of             Vested
                           Service           Percentage
                          -----------        ------------
                          Less than 5             0%
                          5 or more             100%

     The vested percentage shall be 100% for a participant on and after attainment of normal retirement age, death, or disability (all as defined in the plan document).

     Participant Loans - The Plan does not allow participants to borrow from their fund accounts. However, in connection with the merger of the Parisian Plan into the Plan, all outstanding loans under the Parisian Plan were transferred to the Plan. Such outstanding balances will be maintained by the Plan until all amounts of principal and interest thereon have been repaid. No new loans or extension of existing loans will be made.

     Forfeitures - Forfeitures occur when a nonvested participant receives a distribution of the full vested value or incurs a break in service, as defined in the plan document. Forfeitures are used to reduce future employer contributions. At December 31, 1998 and 1997, the Plan had $180,129 and $149,984 of unallocated forfeitures included in net assets available for plan benefits, respectively.

     Distribution of Benefits - Plan benefits are distributed upon retirement, death, or termination of service. A participant may elect to receive a lump sum distribution equal to the vested balance of his/her account or periodic installments over a period of time not exceeding the participant's life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

     Termination of the Plan - Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan at any time. In the event of termination of the Plan, participants become fully vested and will be entitled to the full value of their accounts.

2.   Significant Accounting Policies

     Basis of Accounting - The accounts of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with generally accepted accounting principles.

     Income Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the financial statements.

     Valuation of Investments - Investments of the Plan are stated in the accompanying financial statements at fair value as determined by the trustee based on quoted market prices.

     Purchases and sales of investments are reflected as of the trade date. Investment income is recorded when earned.

     In accordance with the policy of stating investments at fair value, the Plan presents in the statement of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Contributions - Contributions from the Employer are accrued based on amounts declared by the Employer's Board of Directors. Contributions from employees are recorded in the period in which the Employer makes the deductions from the participant's payroll.

     Expenses of the Plan - Expenses of $709,334 incurred in the administration of the Plan during the 1998 plan year were paid by the Plan. The Plan funds payment for expenses by assessing a uniform 0.24% annual charge on the fair value of each fund.
     The plan administrator has designatd the LaSalle Income Plus Fund to pay the majority of the Plan's expenses. Accordingly, each fund transfers the amount of the assessed charge to the LaSalle fund to pay plan expenses.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.   Investments

     Investments are allocated to the following funds as directed by the participants:

     LaSalle Income Plus Fund - Fund assets are used to invest in a broadly diversified portfolio of investment contracts issued by insurance companies, banks, and other financial institutions. The fund seeks to maintain a stable share price and expects to maintain a weighted average maturity of two to three years.

     Strong Corporate Bond Fund - Fund assets are invested in a broadly diversified portfolio of debt securities issued by U.S. corporations, U.S. government securities, municipal obligations, mortgage backed securities, and other fixed income investments. The fund seeks to mix higher returns with a fixed income investment.

     Vanguard/Wellington Fund - The fund seeks current income and moderate growth by following a diversified and balanced program of investing in bonds and common stocks. The bonds are held for relative stability of income and principal, while the common stocks are held for potential growth of capital and income.

     Vanguard Index 500 Fund - The fund seeks to replicate the aggregate price and yield performance of the Standard and Poor's 500 Composite Stock Price Index (the Index) by investing in common stocks of all 500 companies included in the Index. The fund seeks to provide long-term investment results. During 1998, this fund option was replaced with the Vanguard Institutional Fund (the New Fund). Accordingly, all assets held in this fund were transferred to the New Fund.

     Vanguard Institutional Index Fund - The fund seeks to provide long-term growth of capital and income from dividends by investing in common stocks of all 500 companies included in the S&P 500 Index in approximately the same proportions as they are represented in the Index.

     Fidelity Low-Priced Stock Fund - Fund assets are invested primarily in the common stocks of smaller U.S. companies whose stock prices are perceived to be undervalued in order to provide long-term investment results. During 1998, this fund option was replaced with the Neuberger & Berman Equity Fund (the New Fund). Accordingly, all assets held in this fund were transferred to the New Fund.

     Franklin Small Cap Growth Fund - The fund invests primarily in the common stock of smaller U.S. companies whose prospects for growth are believed to be favorable in order to provide long-term investment results with lower levels of dividend income.

     Warburg Pincus International Equity Fund - The fund invests primarily in the common stocks of companies outside of the United States in order to provide long-term investment results with lower levels of dividend income.

     Neuberger & Berman Equity Fund - The fund seeks long-term capital appreciation and invests in a broadly diversified portfolio of securities and smaller U.S. companies whose stock prices are believed to be undervalued.

     Saks Incorporated Common Stock Fund - The fund primarily consists of investments made in Saks common stock. The remaining portion of this fund is invested in money market funds to allow for liquidity needs and to allow for the time required to buy and sell individual shares of Saks stock.

     Investment information as of December 31, 1998 and 1997 and for the year ended December 31, 1998 is as follows:

                                                      1998        1997
                                                    --------    --------
Money market funds:
  AmSouth Prime Obligation                           $609,459
  Performance Money Market                                        $77,530
Mutual funds:
  Fidelity Low-Priced Stock                                     9,907,287
  Franklin Small Cap Growth                        12,231,369   8,030,250
  LaSalle Income Plus                              19,011,376  14,072,608
  Vanguard Institutional Index                     39,214,039
  Strong Corporate Bond                            11,182,798   6,366,782
  Vanguard/Wellington                              21,708,316  11,561,490
  Vanguard Index 500                                           19,854,942
  Neuberger & Berman Equity                        11,974,598
  Warburg Pincus International Equity               5,355,844   3,959,754
Common stock:
  Saks Incorporated                                59,964,303   9,676,342
Participant loans                                     240,025     450,270
                                                  ----------- -----------
                                                 $181,492,127 $83,957,255
                                                  =========== ===========
Interest and dividend income                       $5,185,777
                                                  ===========
Net depreciation in fair value of
  investments                                      $8,204,570
                                                  ===========

     Each of the above investments, with the exception of investments in the Performance Money Market Fund, the AmSouth Prime Obligation Fund, the Warburg Pincus International Equity Fund, and the Participant loan funds exceeds 5% of the Plan's net assets available for plan benefits at December 31, 1998 and 1997, respectively.

     The Plan's investments (including investments bought and sold, as well as those held during the year) had net appreciation (depreciation) in value during the year ended
     December 31, 1998, as follows:

          Mutual funds                                   $4,664,970
          Common stock                                  (12,869,540)
                                                        ------------
                                                        $(8,204,570)

4.   Net Assets Available for Plan Benefits by Investment Program

     The Plan provides for separate investment programs which allow participants to direct their investing between eight different investment programs. These programs have various investment options including Saks Incorporated common stock and various mutual and money market funds. The underlying assets of the various mutual funds are invested in publicly traded equity, debt and other securities.

     Set forth below are net assets available for plan benefits classified according to investment program as of December
     31, 1998 and 1997:

                                                            LaSalle         Strong                    Vanguard
                                    Holding    Participant   Income       Corporate      Vanguard/  Institutional
                1998                 Account      Loans       Plus           Bond       Wellington      Index
                                    ---------   ---------   ---------     ---------      ---------    ---------
Investments, at fair value           $609,459    $240,025  $19,011,376   $11,182,798   $21,708,316  $39,214,039
Employee contribution receivable                               174,705        52,979       109,923      187,183
Employer contribution receivable
                                   ----------  ----------   ----------    ----------    ----------   ----------
Total assets                          609,459     240,025   19,186,081    11,235,777    21,818,239   39,401,222

Accrued administrative fees                                    135,325
                                   ----------  ----------   ----------    ----------    ----------   ----------
Net assets available for plan
   benefits                          $609,459    $240,025  $19,050,756   $11,235,777   $21,818,239   39,401,222
                                   ==========  ==========   ==========   ===========   ===========   ==========

                                    Franklin    Warburg                     Saks
                                     Small      Pincus     Neuberger    Incorporated
                                      Cap    International  & Berman      Common
                                     Growth     Equity       Equity        Stock         Total
                                    ---------  ---------    ---------    ---------     ---------
Investments, at fair value        $12,231,369  $5,355,844  $11,974,598  $59,964,303  $181,492,127
Employee contribution receivable       73,740      40,903       75,831      115,378       830,642
Employer contribution receivable                                          2,328,941     2,328,941
                                   ----------  ----------   ----------   ----------  ------------
Total assets                       12,305,109   5,396,747   12,050,429    62,408,622  184,651,710

Accrued administrative fees                                                               135,325
                                   ----------  ----------   ----------    ----------  -----------
Net assets available for plan
  benefits                        $12,305,109  $5,396,747  $12,050,429   $62,408,622 $184,516,385
                                   ==========  ==========   ==========    ==========  ===========

                                                          LaSalle        Strong                    Vanguard
                                    Holding   Participant  Income      Corporate  Vanguard/         Index
              1997                  Account     Loans       Plus         Bond     Wellington         500
                                   ---------  ---------   ---------   ---------    ---------     ---------
Investments, at fair value            $77,530  $450,270  $14,072,608  $6,366,782  $11,561,490  $19,854,942
Employee contribution receivable      443,912
Employer contribution receivable
Investment income receivable                                  68,257      39,662                   234,651
                                   ----------- ---------  ----------  ----------   ----------  ----------
Total assets                          521,442   450,270   14,140,865   6,406,444   11,561,490   20,089,593

Accrued adiministrative fees            4,929
                                   ----------  ---------  ----------  ----------   ----------  -----------
Net assets available for plan
  benefits                           $516,513  $450,270  $14,140,865  $6,406,444  $11,561,490  $20,089,593
                                   ========== ========== ===========  ==========  ===========  ===========

                                    Fidelity    Franklin  Warburg           Saks
                                      Low-       Small     Pincus       Incorporated
                                     Priced       Cap   International     Common
                                      Stock      Growth     Equity         Stock        Total
                                    ---------  ---------   ---------     ---------    ---------
Investments, at fair value         $9,907,287  $8,030,250   $3,959,754   $9,676,342  $83,957,255
Employee contribution receivable                                                         443,912
Employer contribution receivable                                          1,707,840    1,707,840
Investment income receivable                      359,090                                701,660
                                   ----------  ----------   ----------    ----------  ----------
Total assets                        9,907,287   8,389,340    3,959,754   11,384,182   86,810,667

Accrued administrative fees                                                                4,929
                                   ----------  ----------   ----------    ----------  ----------
Net assets available for plan
   benefits                        $9,907,287  $8,389,340   $3,959,754  $11,384,182  $86,805,738
                                   ==========  ==========   ==========  ===========  ===========

5.   Changes in Net Assets Available for Plan Benefits by Investment Program

     Set forth below are changes in net assets available for plan benefits by investment program for the year ended December 31, 1998:

                                                           LaSalle      Strong
                                    Holding  Participant   Income     Corporate  Vanguard/    Vanguard
                                    Account    Loans        Plus        Bond    Wellington    Index 500
                                   ---------  ---------   --------- ---------    ---------    ---------
Increase in net assets available for
  plan benefits:
    Interest and dividend income    $449,771    $2,371     $862,234    $480,350  $2,298,333
    Net appreciation (depreciation)
      in fair value of investments              29,478      138,498     150,679    (731,770)   $2,823,194
    Contributions:
      Employer
      Employee                                            1,735,983     882,327   1,852,742       556,498
      Rollover                                               98,717      29,032      28,290        12,657
    Transfer from merged plans                  77,302      381,011      10,391     126,309
                                   --------- ----------   ----------  ----------  ----------   ----------
        Total increases              449,771   109,151    3,216,443   1,552,779   3,573,904     3,392,349

Decreases in net assets available for
  plan benefits:
    Benefit payments                            79,228    5,415,935   1,615,637   2,642,833       593,481
    Administrative expenses                                 704,202         737       2,316           283
                                   --------- ----------   ----------  ----------  ----------   ----------
        Total decreases                    0    79,228    6,120,137   1,616,374   2,645,149       593,764

        Net increase prior to interfund
          transfers                  449,771    29,923   (2,903,694)    (63,595)    928,755     2,798,585
Interfund transfers, net            (356,825) (240,168)   7,813,585   4,892,928   9,327,994   (22,888,178)
                                   ---------- ---------   ----------  ----------  ----------   ----------
         Net increase (decrease)      92,946  (210,245)   4,909,891   4,829,333  10,256,749   (20,089,593)
Net assets available for plan benefits,
  beginning of year                  516,513   450,270   14,140,865   6,406,444  11,561,490    20,089,593
                                   --------- ---------   ----------  ----------  ----------    ----------
Net assets available for plan benefits,
  end of year                       $609,459  $240,025  $19,050,756 $11,235,777 $21,818,239            $0
                                   =========  ========= ===========  ==========  ==========    ==========

                                                Fidelity   Franklin    Warburg                       Saks
                                   Vanguard       Low-      Small       Pincus      Neuberger    Incorporated
                                Institutional    Priced      Cap      International  & Berman      Common
                                    Index         Stock     Growth       Equity      Equity         Stock           Total
                                  ---------     ---------  ---------   ---------   ---------       --------        --------
Increase in net assets available for
  plan benefits:
    Interest and dividend income    $735,566                  $172,621              $184,531                     $5,185,777
    Net appreciation (depreciation)
      in fair value of investments 3,613,419     $916,780     (500,631)  $(20,126)(1,754,551)    $(12,869,540)   (8,204,570)
    Contributions:
      Employer                                                                                      2,230,867     2,230,867
      Employee                     2,543,250      253,898    1,340,211     737,710 1,131,057        2,050,077    13,083,753
      Rollover                        54,927        1,325       32,299       7,719    39,358           48,276       352,600
    Transfer from merged plans       316,982                    85,717     110,522    85,997      113,584,102   114,778,333
                                   ----------   ----------  -----------  ---------- ---------     -----------   -----------
        Total increases            7,264,144    1,172,003    1,130,217     835,825  (313,608)     105,043,782   127,426,760

Decreases in net assets available for
  plan benefits:
    Benefit payments               3,848,824      254,548    1,452,882     740,515 1,067,404       11,295,492    29,006,779
    Administrative expenses              712           69           77          10        83              845       709,334
                                  ----------    ---------   -----------   --------- ---------     -----------    -----------
        Total decreases            3,849,536      254,617    1,452,959     740,525 1,067,487       11,296,337    29,716,113

        Net increase prior to interfund
          transfers                3,414,608      917,386     (322,742)     95,300 (1,381,095)     93,747,445    97,710,647
Interfund transfers, net          35,986,614  (10,824,673)   4,238,511   1,341,693 13,431,524     (42,723,005)            0
                                  ----------  ----------   ------------ ---------- ----------       ----------   -----------
        Net increase (decrease)   39,401,222   (9,907,287)   3,915,769   1,436,993 12,050,429      51,024,440    97,710,647
Net assets available for plan benefits,
  beginning of year                             9,907,287    8,389,340   3,959,754                 11,384,182    86,805,738
                                 ----------   -----------  ------------ ---------- ----------     -----------    ----------
Net assets available for plan benefits,
  end of year                    $39,401,222           $0  $12,305,109  $5,396,747 $12,050,429    $62,408,622  $184,516,385
                                 ===========  ===========  ===========  ========== ===========    ===========  ============

6.   Form 5500

     Any differences existing between the Form 5500 and the numbers included in this report relate directly to accruals reflected in the financial statements.

7.   Subsequent Event

     Effective January 1, 1999, the Board of Directors of Saks amended and restated the Plan in order to change the name of the Plan to "Saks Incorporated 401(k) Retirement Plan," eliminate the one year eligibility requirement for exempt employees and replace it with a three-month service requirement for non-exempt employees, add a "last day of the year requirement" for a participant to be eligible for the matching contribution, and to allow the employer to make, on a discretionary basis, "bonus" matching contributions, as deemed appropriate.



                            Supplemental Schedules

Proffitt's, Inc. 401(k) Retirement Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998

                                         c. Description of Investment Including
       b. Identity of Issuer, Borrower,     Maturity Date, Rate of Interest,                 e. Current
  a.      Lessor, or Similar Party          Collateral, Par, or Maturity Value   d. Cost        Value
 ----- --------------------------------  --------------------------------------  -------     ----------
  *    AmSouth Prime Obligation          Money market fund                       $609,459     $609,459
  *    Participant loans                 Various interest rates and maturities    240,025      240,025
       LaSalle Income Plus               Mutual fund                           19,009,977   19,011,376
       Strong Corporate Bond             Mutual fund                           10,886,907   11,182,798
       Vanguard/Wellington               Mutual fund                           21,642,425   21,708,316
       Vanguard Institutional Index      Mutual fund                           35,609,626   39,214,039
       Neuberger & Berman Equity         Mutual fund                           13,394,094   11,974,598
       Franklin Small Cap Growth         Mutual fund                           11,725,023   12,231,369
       Warburg Pincus International
        Equity                           Mutual fund                            6,028,776    5,355,844
  *    Saks Incorporated                 Employer common stock                 22,234,521   59,964,303
                                                                             ------------ ------------
                                                                             $141,380,833 $181,492,127
                                                                             ============ ============
  * Party-in-interest to the Plan.



Proffitt's, Inc. 401(k) Retirement Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998

I.   Single transactions exceeding 5% of assets.

                            See attached schedule.

       NOTE - Information required in Columns e and f is inapplicable.

II.  Series of transactions involving property other than securities.

                                     NONE

III. Series of transactions of same issue exceeding 5% of assets.

                            See attached schedule.

     NOTE - Information required in Columns e, f, and h is inapplicable.

IV. Transactions in conjunction with same person involved in reportable single transactions.

                                     NONE


Proffitt's, Inc. 401(k) Retirement Plan
Item 27d(l) - Schedule of Reportable Transactions for the year ended December 31, 1998


                                                                                            h. Current
                                                                                               Value of
                                                                                               Asset on
a. Identity of                b.  Description       c. Pruchase    d. Sales     g. Cost of     Transaction
   Party Involved                 of Asset             Price          Price        Asset       Date          i. Net Gain
----------------------        -----------------     -----------    ----------   ----------- --------------   -----------
*AmSouth Prime Obligation     Money market fund      $5,774,158                               $5,774,158
*AmSouth Prime Obligation     Money market fund                    $5,436,454    $5,436,454   $5,436,454              $0
 Performance Money Market     Money market fund     $33,106,315                              $33,106,315
 Performance Money Market     Money market fund      $5,905,903                               $5,905,903
*Saks Incorporated            Employer common stock               $33,106,315    $4,243,187  $33,106,315     $28,863,128
*Saks Incorporated            Employer common stock                $5,905,903      $623,647   $5,905,903      $5,282,256
Peformance Money Market       Money market fund                   $43,867,088   $42,867,088  $43,867,088              $0
Franklin Small Cap Growth     Mutual fund            $4,878,828                               $4,878,828
LaSalle Income Plus           Mutual fund            $7,775,072                               $7,775,072
Nueberger & Berman Genesis    Mutual fund           $11,092,580                              $11,092,580
Vanguard/Wellington           Mutual fund            $9,038,394                               $9,038,394
Vanguard Institutional Index  Mutual fund           $12,701,394                              $12,701,394
Employee Benefit Money Market Money market fund     $11,105,791                              $11,105,791
Fidelity Low-Priced Stock     Mutual fund                         $11,096,917    $9,123,244  $11,096,917      $1,973,673
Employee Benefit Money Market Money market fund                   $11,105,791   $11,105,791  $11,105,791              $0


Proffitt's, Inc. 401(k) Retirement Plan
Item 27d(III) - Schedule of Reportable Transactions for the year ended December 31, 1998

                                              c.  Purchases             d. Sales
a. Identity Of            b. Description     ------------------    ---------------------  g. Cost of
   Party Involved            Of Asset          Price    Number       Price       Number     Asset     i. Net Gain
-----------------------   -----------------   -------  -------      -------     -------  -----------  -----------
 Fidelity Low-Priced Stock   Mutual fund     $699,093      60     11,528,497    69      $9,475,854    $2,052,643
 Franklin Small Cap Growth   Mutual fund   $7,907,180     183     $3,187,145    279     $2,775,265      $411,880
 LaSalle Income Plus         Mutual fund  $15,959,132     232    $11,112,946    370    $11,112,946            $0
 Neuberger & Berman Genesis  Mutual fund  $17,082,109     116     $3,361,053    217     $3,698,397     $(337,344)
 Strong Corporate Bond       Mutual fund   $7,866,556     199     $3,188,696    274     $3,004,426      $184,270
 Vanguard/Wellington         Mutual fund  $15,598,112     233     $4,733,937    275     $4,128,990      $604,947
 Vanguard Institutional
   Index                     Mutual fund  $20,476,309    188     $7,949,837    241     $6,572,982    $1,376,855
 Warburg Pincus Inter-
   national Equity           Mutual fund   $2,957,493    134     $1,537,310    231     $1,772,827     $(235,517)
*Saks Incorporated           Employer common
                              stock        $5,923,073    176    $51,951,300    222     $9,327,372   $42,623,928
Employee Benefit Money
   Market                    Money market
                              fund        $11,105,791      1    $11,105,791      1    $11,105,791            $0
Performance Money Market     Money market
                              fund        $67,400,724    104    $67,459,653     92    $67,459,653            $0
*AmSouth Prime Obligation    Money market
                              fund         $5,903,320     47     $5,436,454     35     $5,436,454            $0


*Party-in-interest to the Plan.
